UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 12)*

Rocky Mountain Chocolate Factory, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

77467X101
(CUSIP Number)

Global Value Investment Corp.
1433 N. Water Street, Suite 400
Milwaukee, WI 53202
(262) 478-0640
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77467X101	13D	Page 2 of 14
(1) NAMES OF REPORTING PERSONS Global Value Investment Corp.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) WC, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
1,234,816 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
1,234,816 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,234,816 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.55%*
(14) TYPE OF REPORTING PERSON (see instructions) IA

* Percentage calculated is based on 6,315,259 shares of common stock, par value $0.001 per share outstanding as of January 15, 2024, as reported in the Form 10-Q for the fiscal quarter ended November 30, 2023, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 3 of 14
(1) NAMES OF REPORTING PERSONS GVP 2021-A, L.P.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) WC, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
135,820 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
135,820 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,820 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.15%*
(14) TYPE OF REPORTING PERSON (see instructions) PN

* Percentage calculated is based on 6,315,259 shares of common stock, par value $0.001 per share outstanding as of January 15, 2024, as reported in the Form 10-Q for the fiscal quarter ended November 30, 2023, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 4 of 14
(1) NAMES OF REPORTING PERSONS GVP 2021-A, L.L.C.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) WC, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
135,820 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
135,820 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,820 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.15%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated is based on 6,315,259 shares of common stock, par value $0.001 per share outstanding as of January 15, 2024, as reported in the Form 10-Q for the fiscal quarter ended November 30, 2023, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 5 of 14
(1) NAMES OF REPORTING PERSONS Jeffrey R. Geygan
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
1,234,816 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
1,234,816 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,234,816 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.55%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 6,315,259 shares of common stock, par value $0.001 per share outstanding as of January 15, 2024, as reported in the Form 10-Q for the fiscal quarter ended November 30, 2023, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 6 of 14
(1) NAMES OF REPORTING PERSONS James P. Geygan
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
1,234,816 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
1,234,816 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,234,816 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.55%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 6,315,259 shares of common stock, par value $0.001 per share outstanding as of January 15, 2024, as reported in the Form 10-Q for the fiscal quarter ended November 30, 2023, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 7 of 14
(1) NAMES OF REPORTING PERSONS Stacy A. Wilke
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
1,630 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
1,630 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,630 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 6,315,259 shares of common stock, par value $0.001 per share outstanding as of January 15, 2024, as reported in the Form 10-Q for the fiscal quarter ended November 30, 2023, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 8 of 14
(1) NAMES OF REPORTING PERSONS Kathleen M. Geygan
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
32,660 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
32,660 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,660 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 6,315,259 shares of common stock, par value $0.001 per share outstanding as of January 15, 2024, as reported in the Form 10-Q for the fiscal quarter ended November 30, 2023, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 9 of 14
(1) NAMES OF REPORTING PERSONS Shawn G. Rice
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
4,530 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
4,530 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,530 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 6,315,259 shares of common stock, par value $0.001 per share outstanding as of January 15, 2024, as reported in the Form 10-Q for the fiscal quarter ended November 30, 2023, of Rocky Mountain Chocolate Factory, Inc.

EXPLANATORY NOTE

This Amendment No. 12 (this “Amendment”) amends and supplements the Schedule 13D filed on June 21, 2021, as amended on June 25, 2021, July 27, 2021, August 16, 2021, October 5, 2021, November 4, 2022, July 21, 2023, July 31, 2023, August 7, 2023, November 14, 2023, February 2, 2024, and February 26, 2024 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated, or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is amended restated as follows:

(a)	Name This Statement is filed by:

(i)	Global Value Investment Corp., a Delaware corporation (“GVIC”);
(ii)	GVP 2021-A, L.P., a Delaware limited partnership;
(iii)	GVP 2021-A, L.L.C., a Delaware limited liability company;
(iv)	Jeffrey R. Geygan, who serves as a director of GVIC and the interim chief executive officer of the Issuer;
(v)	James P. Geygan, who serves as the interim chief executive officer and a director of GVIC;
(vi)	Stacy A. Wilke, who serves as the chief financial officer of GVIC;
(vii)	Kathleen M. Geygan, who serves as a director of GVIC; and
(viii)	Shawn G. Rice, who serves as a director of GVIC.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

GVIC serves as investment adviser to managed accounts (collectively, the “Accounts”), and may be deemed to have beneficial ownership over the Common Stock held for the Accounts.

GVIC is the sole member of GVP 2021-A, L.L.C, which is the general partner of GVP 2021-A, L.P. GVIC may therefore be deemed to have beneficial ownership of the shares of Common Stock held by GVP 2021-A, L.P.

Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Wilke, Ms. Geygan, and Mr. Rice each own shares of Common Stock in their individual capacities. These shares may be deemed to be indirectly beneficial owned by GVIC.

Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Geygan, and Mr. Rice are the directors of GVIC. Mr. James Geygan and Ms. Wilke are the executive officers of GVIC. As a result of his ownership interest in GVIC, Mr. Jeffrey Geygan is the controlling person of GVIC. Mr. Jeffrey Geygan is also the controlling person of GVP 2021-A, L.L.C., which is the general partner of GVP 2021-A, L.P.

(b)	Residence or Business Address

The address of the principal business and principal office of each of the Reporting Persons is c/o Global Value Investment Corp., 1433 N. Water Street, Suite 400, Milwaukee, WI 53202.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The principal business of GVIC is acting as an investment manager.

The principal business of GVP 2021-A, L.P. is acting as an investment partnership.

The principal business of GVP 2021-A, L.L.C. is acting as the general partner of GVP 2021-A, L.P.

The principal occupation of Jeffrey R. Geygan is acting as the interim chief executive officer of the Issuer.

The principal occupation of James P. Geygan is acting as the chief operating officer of GVIC.

The principal occupation of Stacy A. Wilke is acting as the chief financial officer of GVIC.

The principal occupation of Kathleen M. Geygan is acting as a director of GVIC.

The principal occupation of Shawn G. Rice is acting as an attorney.

Criminal Convictions

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	Civil Proceedings

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Citizenship

Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Wilke, Ms. Geygan, and Mr. Rice are citizens of the United States of America. GVIC is a Delaware corporation. GVP 2021-A, L.P. is a Delaware limited partnership. GVP 2021-A, L.L.C. is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated as follows:

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the applicable Reporting Persons using the investment or personal capital of the Reporting Persons. Such shares of Common Stock are or may be held from time to time in margin accounts established with their respective brokers or banks, and a portion of the purchase price for the Common Stock may have been obtained through margin borrowing. Common Stock positions held in margin accounts may be pledged as collateral security for the repayment of debit balances in the margin accounts. The aggregate purchase price of the 1,234,816 shares of Common Stock acquired was approximately $6,717,793.02 (excluding commissions).

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a)	and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern time, on June 13, 2024, the Reporting Persons beneficially owned 1,234,816 shares of Common Stock, representing approximately 19.55% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 6,315,259 shares of Common Stock outstanding as of January 15, 2024, as reported in the Form 10-Q for the fiscal quarter ended November 30, 2023, of the Issuer.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his, her or its pecuniary interest therein.

(c)	Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Statement.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: June 13, 2024

GLOBAL VALUE INVESTMENT CORP.

By:	/s/ James P. Geygan
Name: James P. Geygan
Title: Interim Chief Executive Officer

GVP 2021-A, L.P. By GVP 2021-A, L.L.C. By GLOBAL VALUE INVESTMENT CORP.

By:	/s/ James P. Geygan
Name: James P. Geygan
Title: Interim Chief Executive Officer

GVP 2021-A, L.L.C. By GLOBAL VALUE INVESTMENT CORP.

By:	/s/ James P. Geygan
Name: James P. Geygan
Title: Chief Executive Officer

/s/ Jeffrey R. Geygan
Jeffrey R. Geygan

/s/ James P. Geygan
James P. Geygan

/s/ Stacy A. Wilke
Stacy A. Wilke

/s/ Kathleen M. Geygan
Kathleen M. Geygan

/s/ Shawn G. Rice
Shawn G. Rice

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on June 13, 2024. Unless otherwise indicated, all such transactions were effected in the open market.

Person Effecting the Transaction	Transaction Date	Nature of Transaction	Securities Transacted	Price per Share
Mr. Jeffrey Geygan	06/11/2024	Acquisition of Common Stock	112,039	N/A(1)
GVIC	06/11/2024	Disposal of Common Stock	9,705	N/A(2)

______________________

(1) Represents a restricted stock unit award granted under the Issuer's 2007 Equity Incentive Plan (as amended), which vests in 36 equal monthly installments beginning on May 16, 2024. Each restricted stock unit represents the contingent right to receive one share of the Issuer's common stock.

(2) As of June 11, 2024, certain separately managed accounts terminated their relationship with, and are no longer advised by, GVIC. The positions held in such accounts are therefore no longer included herein. No price per share was associated with this disposal.